 Exhibit 99.1

Mishkeegogamang First Nation and First Mining Sign Long Term Relationship Agreement for the Development of the Springpole Gold Project

•	Agreement setting out the significant participation of Mishkeegogamang First Nation in the responsible development of the Springpole Gold Project in a way that seeks to minimize impacts on the environment and provides direct benefits to the community
•	Enhanced collaboration on aspects related to the environment, training, employment, business opportunities, and financial benefits
•	Agreement signed following a community-based consultation process
•	Commitment to a long-term, mutually beneficial relationship based on respect, inclusion, sustainability and responsibility

MISHKEEGOGAMANG FIRST NATION, ON, July 3, 2025 /CNW/ - Mishkeegogamang First Nation ("Mishkeegogamang", or the "First Nation") and First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) are proud to announce that they have signed a Long Term Relationship Agreement (the "Agreement" or "LTRA") covering the Springpole Gold Project (the "Springpole Project", or the "Project"), located in northwestern Ontario. The Agreement sets out a collaborative approach for the development of one of Canada's largest gold resources, through construction, operations, and closure, in a manner that respects the environment and provides direct benefits to the First Nation.

Merle Loon, Chief of Mishkeegogamang First Nation, stated:

"This agreement is the result of a five-year process of technical review, traditional knowledge study and relationship building with First Mining. The agreement ensures that Mishkeegogamang's interests will be represented in the development and operation of the Springpole Project and will deliver long term value by creating concrete opportunities for our community and our members. Together with First Mining, we are shaping the direction of a modern and long-term collaboration that is in keeping with our values."

Dan Wilton, CEO of First Mining, stated:

"I would like to thank the Mishkeegogamang community and their leadership for the many years of hard work that they have put into information sharing, understanding and helping us shape and improve the plans for Springpole. This modern agreement provides clear avenues for Mishkeegogamang's participation in the development and operation of the Project from an environmental, cultural, economic and business opportunities perspective. We thank the leadership of Mishkeegogmang for their openness, collaboration and trust and look forward to continuing to advance the Project as long-term partners."

Following a process agreement signed in 2021 between Mishkeegogamang and First Mining, the LTRA was negotiated along with a community-based consultation process to ensure that the interests and concerns of the First Nation were taken into account. The LTRA includes provisions for Mishkeegogamang to take part in the Project's environmental management and monitoring, the implementation of adaptive management and preferential training and employability measures, equity and participation in the economic upside of the Project, the promotion of business opportunities during the mine's construction and operations, as well as the recognition of Anishnaabe culture and the inclusion of cultural safety measures. The LTRA also sets out the sharing of financial benefits from the Springpole Project.

About Mishkeegogamang First Nation

The people of Mishkeegogamang Ojibway Nation live in northwestern Ontario, around the area where the Albany River meets Lake St. Joseph. Today, just over 900 people live on its two reserves, while about 500 live off the reserve, either on Crown Land or in other communities. The traditional territory of the Mishkeegogamang Ojibway extends to the north, south, east and west, beyond the boundaries of Reserves 63A and 63B. The traditional territory is made up of the communities of the Main Reserve, Bottle Hill, Poplar Heights, Sandy Road, Doghole Bay, Rat Rapids, Cedar Rapids, Ten Houses, Eric Lake, Ace Lake, Metcalfe, Pashkokogan, Mile 50, Fitchie Lake, Mile 42, Mile 29, Menako, and the shores of Lake St. Joseph.

Mishkeegogamang changed back to its real name from "Osnaburgh" on November 15, 1993 by Band Council Resolution.

The Sucker, Loon, Caribou, Sturgeon, and Bear clans are represented among Mishkeegogamang members.

About two-thirds of the people in Mishkeegogamang speak and understand Ojibwe. The language is written in syllabics, and today it is also written using the English alphabet.

Mishkeegogamang is a signatory to the James Bay Treaty No. 9.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827, Email: info@firstmininggold.com; Paul Morris, Director, Investor Relations, Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 16:00e 03-JUL-25